July 31, 2006

John J. Murphy

Executive Vice President,

   Treasurer and CFO

Arrow Financial Corporation

250 Glen Street

Glens Falls, NY  12801

Mr. Paul Cline

Senior Accountant

United States Securities and Exchange Commission

Mail Stop 4561

100 F Street, N.E.

Washington, DC 20549

Re:

Response to the SEC Comment Letter dated June 14, 2006 – Amended

For Arrow Financial Corporation

Form 10-K for Fiscal Year Ended December 31, 2005

File No. 000-12507

Dear Mr. Cline:

This letter addresses the question of materiality in our response of June 27, 2006 to your comment letter of June 14, 2006 related to the presentation of acquisitions in our Consolidated Statement of Cash Flows.

Materiality: We considered whether the reclassification of the branch acquisition from a financing activity to an investing activity was material within the meaning of Staff Accounting Bulletin No. 99 (SAB 99).   We considered both quantitative and qualitative factors.

Quantitative measurement considerations of including cash received from branch acquisitions as a financing activity versus an investing activity:

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The amount of the cash flow from the branch acquisition of $47.083 million is the correct amount, only the classification is in question.

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The cash flow statement of a financial institution allows netting certain cash inflows and outflows much greater than the $47.083 million.  For example:

o

The net increase in deposits of $71 million includes approximately $339 million of new time deposit inflows and $268 million of time deposit outflows (without considering gross cash flows from non-maturity deposits, which may average several million each day).

o

The $114.525 million net increase in loans is comprised of approximately $387 million of new loan advances and $272 million of loan repayments.

•

The amount of $47.083 million represents 3.1% of total assets.

Qualitative measurement considerations of including cash received from branch acquisitions as a financing activity versus an investing activity:

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The total net (decrease) increase in cash and cash equivalents does not change.

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Net cash provided by operating activities does not change.

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Net cash used in investing activities would decrease by $47.083 million despite this cash inflow not impacting loans and securities, the typical bank investing activities.

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Net cash provided by financing activities would decrease by the same $47.083 million despite the cash inflow resulting from an increase in deposit liabilities.

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No impact on reported earnings or trends.

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No impact on analysts’ consensus or expectations.

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No impact on regulatory compliance.

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No impact on any contractual requirements.

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No impact on management compensation.

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In the banking industry, analysts and knowledgeable readers review the cash flow statement for the key banking components such as cash provided by operations, securities activity, loan activity, deposit activity and borrowing activity.  The location within the cash flow statement of the cash received from the branch acquisition does not impact these items.

SAB 99 only requires restatement “if, in the light of surrounding circumstances, the magnitude of the items is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.”

We believe that an investor would not make any change in their analysis of our financial condition simply based on the reclassification in the presentation of our branch transaction from a financing to an investing activity, and therefore restatement is not required.

The  $31 thousand from the Capital Financial Group, Inc. (CFG) acquisition in 2004 represents the cash that existed on the CFG balance sheet on the date of acquisition.  This activity will also be shown under investing activities in future filings.  The $91 thousand CFG transaction in 2005 was a non-cash transaction.  That, as well as the $1.980 million worth of shares issued in the CFG acquisition in 2004, will be disclosed as such in the “Supplemental Disclosures to Statements of Cash Flow Information” to the Consolidated Statement of Cash Flows in all future filings.  Both of these amounts were fully disclosed in the Consolidated Statement of Changes in Shareholders’ Equity, and are immaterial to the Consolidated Statement of Cash Flows.

Furthermore, we have provided complete disclosure of the branch transaction and the acquisition of Capital Financial Group, Inc. in several locations within our Report on Form 10-K.   (see page 5 in Part I, Item 1. “Business,” the Consolidated Statement of Changes in Shareholders’ Equity and in Note 1 to the Consolidated Financial Statements)   These disclosures included the purchase price and the amounts of intangible assets arising from the transactions.  This is addition to information provided on the branch acquisition filed on Forms 8-K (December 20, 2004 and April 22, 2005).

As stated in our letter of June 27, 2006, we will comply with the recommendation in your letter of June 14, 2006 and adjust all future filings to report the branch acquisition as an investing activity.

We believe that neither the reclassification of the branch acquisition nor the acquisition of CFG to be either quantitatively or qualitatively material to our financial position, and therefore would not require a restatement.

We acknowledge that:

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Arrow is responsible for the adequacy and accuracy of the disclosure in our filings;

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that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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Arrow may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

John J. Murphy